UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 March 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:   CRH plc - Chairman's Letter to Ordinary Shareholding and Notice of Annual General Meeting, Proxy Form and 2011 Final Scrip Dividend Documentation

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

27th March 2012

To the holders of Ordinary Shares.

SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND OF 44.0 CENT PER SHARE TO BE PAID ON 14th MAY 2012

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to Shareholders in respect of the final dividend of 44.0 cent per share to be paid on the Ordinary Shares on 14th May 2012, subject to the approval of the dividend at the Annual General Meeting to be held on 9th May 2012.

The price of one New Share will be €15.40. Accordingly, your entitlement will be one New Share for every 43.75 Ordinary Shares held where dividend withholding tax applies and for every 35.0 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables Shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet which has been sent to all Shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. A copy of the booklet can be accessed on the CRH website, www.crh.com. If you require an additional paper copy please contact Capita Registrars (Ireland) Limited at +353 1 8102400.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

        By:___/s./K. McGowan
K. McGowan
Chairman

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST DECEMBER 2011

1.      Basis of Calculation

Shareholders on the Register on 9th March 2012, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 44.0 cent per Ordinary Share and a value for each New Share of €15.40. In accordance with the Articles of Association, the value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 7th March 2012, being the day on which the Ordinary Shares were first quoted ex- dividend*. The entitlement is one New Share for every 43.75 Ordinary Shares held where dividend withholding tax applies and for every 35.0 Ordinary Shares held where the withholding tax does not apply.
Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the U.K. Listing Authority and the Irish Stock Exchange and (b) trading on the London Stock Exchange’s market for listed securities and the Main Securities Market of the Irish Stock Exchange. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the final dividend, all Shareholders entitled thereto elected to receive New Shares instead of cash, a total of 20,552,792 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 2.86% in the Company’s existing issued Ordinary Share Capital (excluding Treasury Shares). If all Shareholders elected to receive cash the amount payable by the Company would be €316,512,999.

2.      Mandate Scheme

A Mandate may only be given in respect of all and not part of a shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Registrars (Ireland) Limited by 12 noon on 26th April 2012 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders  with  a  Mandate  in  place  will  be  notified  in  writing  of  each  Scrip  Dividend  Offer  and  will  receive  a  Notice  of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Registrars (Ireland) Limited, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2011 final dividend the latest time and date is 12 noon on 26th April 2012.

3.      If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 7th March 2012 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.      Timetable of Events

Ordinary Shares quoted ex-dividend	7th March 2012
Record Date for Dividend	9th March 2012
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	29th March 2012
Latest date for receipt of completed Election and Mandate Forms	26th April 2012
Latest date for receipt of notices of revocation	26th April 2012
Annual General Meeting	9th May 2012
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	11th May 2012
Despatch of definitive Share Certificates for New Shares	11th May 2012
Dividend payment date	14th May 2012
CREST accounts credited with New Shares	14th May 2012
Dealings expected to commence in the New Shares	14th May 2012

* For reference purposes only, the equivalent price in Sterling would be £12.91.

THIS  DOCUMENT  IS IMPORTANT AND REQUIRES YOUR  IMMEDIATE ATTENTION.   If  you  are  in any doubt as to the  action  you should take,  you are  recommended to seek your  own personal financial advice from your  stockbroker, bank  manager, solicitor,  accountant or other independent professional adviser (being, in  the  case  of  shareholders in  Ireland, an  organisation or  firm   authorised or  exempted pursuant to  the Investment  Intermediaries  Act,   1995   or   the   European  Communities  (Markets in  Financial  Instruments Directive)   Regulations  2007   Nos.  1  to  3  (as  amended)  and,   in  the   case  of  shareholders  in  the   United Kingdom, an  adviser authorised pursuant to the  UK  Financial Services  and  Markets Act 2000)  immediately.

If you have  sold or transferred all of your  registered holding of Ordinary Shares in CRH  plc, please  forward this  document and  the  accompanying Proxy  Form to the  purchaser or  transferee or  to the  stockbroker, bank or  other agent through  or  by  whom   the  sale  or  transfer was  effected, for  delivery   to  the  purchaser or transferee.

CRH
plc
Chairman’s Letter to Ordinary Shareholders
 and
        Notice of Annual General Meeting,
        Wednesday, 9th  May  2012

The Notice  of the  Annual General Meeting of CRH  plc, to be held  at the  Royal Marine Hotel, Marine Road, Dun  Laoghaire, Co.  Dublin  at  11.00  a.m.  on  Wednesday, 9th  May  2012,  is set  out  on  pages  4 to  8 of  this document.

A Form of Proxy  for  use  in connection with  the  Resolutions at the  Meeting accompanies this  document.  To be valid,  Forms of  Proxy  must  be received by the  Company’s Registrar, Capita  Registrars (Ireland) Limited, not  later  than 11.00  a.m.  on  7th  May 2012.    Valid  proxy forms can  be delivered by post  or  electronically in accordance with  the  notes  to  the  Notice  of  the  Meeting and  the  notes  to  the  Proxy  Form.

To the  holders of  Ordinary Shares and,  for  information only,  to  the  holders of  Preference Shares.

27th  March 2012

Dear  Shareholder,

You  will find  set out  on  pages  4 to 8 of this  document the  Notice  convening the  Annual General Meeting of  the  Company (the  "Notice”)  to  be  held  at  11.00  a.m.  on  9th  May 2012.

Amendments to Articles of Association

In  addition to the  Ordinary Business  to be transacted at the  Meeting (see Resolutions 1 to  8 in  the  Notice),  your  Board proposes amendments to  the  Articles  of  Association as set  out   in  Resolutions  9  and   10.  An   updated  copy   of  the   Articles   of  Association, highlighting the  proposed changes, is available  on  the  CRH  website,  www.crh.com.   To access  this  document, select  “AGM” under ”Equity  Investors” in  the  Investors section  of the  website.

Resolution 9

In  November 2011,  CRH  announced the  re-classification of  its  Ordinary Shares from being  primary-listed to being  secondary-listed on the Irish  Stock Exchange (the “Re- classification”). The  Group  retained  its premium listing  on  the  London Stock  Exchange, which  it has  had  since  the  1970s,  although with  effect  from 9th  November 2011  CRH Ordinary Shares listed  in London are  traded in Sterling (GB) pence rather than in euro. These changes facilitated the  inclusion of CRH  in the  FTSE  100 and  the  FTSE  All Share indices.  Trading continues in  euro on  the  Irish  Stock  Exchange and  CRH  continues to be  a constituent of  the  Dow Jones  EURO  STOXX 50  Index which  comprises 50  of  the leading blue  chip  companies in  the  Eurozone.

The changes represent a logical  progression for  CRH  given  the  international nature of our  business and  the  fact  that  the  majority of  trading in  the  Group’s shares has  been on  the  London Stock  Exchange for  some  years.  I believe  the  new  listing  arrangements will increase the  Group’s attractiveness to  a wider  international investor base.

The Company’s Articles  of Association need to be updated to reflect the  Re-classification and  recent changes in  Irish   company law  relating to  the  purchase of  own  shares.  In addition,  a  minor  amendment  to  Article  145  is  required.

If  approved, the  amendments set out  in  Resolution 9 will:

(i)      update Article   8A  to  enable  the   Company  to  purchase its  own  shares on  the London  Stock   Exchange,  which   is  now   a  prescribed  Stock   Exchange  for   the purpose of
 Section  212  of the  Companies Act 1990.   The Directors do  not  have  any  current intention of exercising the  power to purchase the  Company’s own  shares and  will only  do  so if they  consider it to  be  in  the  best  interests of  the  Company and  its shareholders;

(ii)    update Article  8B  so  that  the  minimum and  maximum prices  at  which  Treasury  Shares may  be  re-issued   can  also  be  calculated in  Sterling (GB)  pence by  reference to  trading on  the
 London  Stock Exchange.  Currently, these  prices  can  only  be calculated in euro by reference to trading on  the  Irish Stock  Exchange;

(iii)   provide the  Directors with  the  flexibility,  if they  determine that  it is appropriate, to  set  the  price  for scrip  shares, issued  in  lieu  of  cash  dividends, in  Sterling (GB)  pence by reference to trading on  the London Stock Exchange.  However, as dividends are  declared in euro, it is envisaged that  the  Directors will  continue to  set  the   price   in  euro by  reference to  trading on  the
 Irish   Stock  Exchange. The proposed amendment will also provide a standard formula for calculating the  price  of scrip  shares on both  Exchanges;

(iv)   update Article  145 to reflect the  broader requirements to make  the  Company’s annual report available than is covered by the  wording of  the  existing Article.

Resolution 10

Under Article   91  of  the  Articles   of  Association, no  person can  be  appointed as  a  Director if  they  have reached age  65  and  the  office  of  Director must  be  vacated on  reaching age  68, unless  the  Directors pass  a resolution to  waive  these  requirements. If  approved, the  amendment set  out  in  Resolution 10  will delete Article  91,  thereby removing a restriction that  applies solely to  a person’s age,  and  reflect the  fact  that,  in accordance with modern governance practice, all Directors go forward for  re-election at each  Annual General Meeting.

Recommendation

Your Directors believe  that  all of  the  Resolutions to  be  proposed at  the  Meeting are  in  the  best  interests of the  Company and   its  Shareholders as  a  whole  and,   therefore,  recommend you
to  vote  in  favour of  the Resolutions.   Your  Directors intend to  vote  in  favour of  the  Resolutions in  respect of  their own  beneficial   holdings   of   Ordinary   Shares,  amounting  in    total,    on    9th   March  2012,   to   614,793  Ordinary  Shares, representing approximately 0.09%  of  the  issued  Ordinary share capital  of  your  Company.

Yours  faithfully,

    By:___/s./K. McGowan
K. McGowan
Chairman

Notice of Meeting

The  Annual General Meeting of  CRH   plc  will  be  held   at  the   Royal  Marine Hotel,  Marine Road,   Dun Laoghaire, Co.  Dublin  at  11.00  a.m.  on  Wednesday, 9th  May 2012  for  the  following purposes:

1.	To consider the Company’s financial statements and the Reports of the Directors and Auditors for the year ended 31st December 2011.

2.       To declare a dividend on  the  Ordinary Shares.

3.       To consider the  Report on  Directors’ Remuneration  for  the  year  ended 31st  December 2011.

4.
To re-elect  the  following Directors:

Mr.  E.J.  Bärtschi
Ms. M.C.  Carton
Mr.  W.P.  Egan
Mr.  U-H.  Felcht
Mr.  N.  Hartery
Mr.  J.M.  de  Jong
Mr.  J.W.  Kennedy
Mr.  M. Lee
Ms. H.A.  McSharry
Mr.  A. Manifold
Mr.  D.N.  O’Connor
Mr.  M.S. Towe

     5.       To authorise the  Directors to  fix  the  remuneration of  the  Auditors.

6.         To consider and,  if thought fit,  to  pass  as a Special  Resolution:

That, in  accordance with  the  powers, provisions and   limitations of  Article   11(e)  of  the  Articles   of Association of the  Company, the  Directors be and  they  are  hereby empowered to allot equity  securities for cash  provided that  the  sum  of the  nominal value  of all allotments made pursuant to this  authority in  accordance with  sub-paragraph (iii) of  Article  11(e)  and  all Treasury Shares (as defined in  Section
209  of the  Companies Act, 1990)  re-issued pursuant to Resolution 8 in the  Notice  of the  2012  Annual General Meeting shall  not  exceed an  aggregate nominal value  of  €12,374,000.   This  authority  shall expire at  the  close  of  business on  the  earlier of  the  date  of  the  Annual General Meeting in  2013  or 8th  August 2013.

7.         To consider and,  if thought fit,  to  pass  as a Special  Resolution:

That the  Company be and  is hereby authorised to purchase Ordinary Shares on the  market (as defined in Section  212  of the  Companies Act,  1990),  in the  manner provided for  in the  existing Article  8A of the  Articles  of  Association of  the  Company or,  if passed by shareholders, in  accordance with  Article 8A as amended by Resolution 9 in the  Notice  of the  2012  Annual General Meeting, up  to a maximum of  10%  of  the  Ordinary Shares in  issue  at  the  date  of  the  passing  of  this  Resolution. This  authority shall  expire at the  close of business on  the  earlier of the  date  of the  Annual General Meeting in 2013 or  8th  August 2013.

8.         To consider and,  if thought fit,  to  pass  as a Special  Resolution:

That the  Company be and  is hereby authorised to re-issue Treasury Shares (as defined in Section  209 of  the  Companies Act,  1990),  in the  manner provided for in the  existing Article  8B of  the  Articles  of Association of  the  Company or,  if passed by shareholders, in  accordance with  the  new  Article  8B set out  in  Resolution 10  in  the  Notice  of  the  2012  Annual General Meeting.  This  authority shall  expire at the  close of business on the  earlier of the  date  of the  Annual General Meeting in 2013  or 8th  August
2013.

Special Business

9.         To consider and,  if thought fit,  to  pass  as a Special  Resolution:

That the  Articles  of  Association of  the  Company be  and  are  hereby amended  by:-

(i)deleting Article  8A(e)  and  replacing it with  the  following new  Article  8A(e):

“(e)
the  authority conferred  by  any  special  resolution referring  to  this  Article   shall  include authority to  make  market purchases of  Relevant Shares on  the  London Stock  Exchange provided  that   the   maximum  price   which   may   be   paid   for  any   Relevant  Shares  so purchased shall  be  the  higher of:

(i)	an amount equal to the higher of the last independent trade in the Company’s shares and the highest current independent bid for a Relevant Share on the London Stock Exchange; and

(ii)
an  amount determined in  accordance with  sub-paragraph (d)  above  but  deleting from  that   paragraph  the   reference  to  The  Irish   Stock   Exchange Limited and inserting instead reference to  the  London Stock  Exchange and  deleting from that paragraph sub-paragraph (iii) thereof and  the  words  appearing after sub-paragraph (iii) and  forming the  rest  of  the  first  sentence of  sub-paragraph (d)  and  inserting instead the  following:-

“(iii)   if  there shall  not  be  any  dealing reported  for  the  day,  the  average of  the prices  under the  heading "Quotation" in respect of that  share for the  day and if there shall  not  be any  Quotation
          reported for  any   particular day  then that day  shall  not  count as one  of  the  said  five  business days  for  the  purposes of determining the  maximum price;”

and  deleting from the  last  line  thereof the  reference to  The Irish  Stock  Exchange Limited and  inserting instead reference to  the  London Stock  Exchange.”

(ii)deleting the  existing Article  8B and  replacing it with  the  following new  Article  8B:

“8B
Where the  Company has been  authorised by a special  resolution passed in general meeting to re-issue treasury shares (as defined in Section  209  of the  1990  Act) in accordance with this  Article  8B, the  maximum and  minimum prices  at  which  any  treasury shares may  be re-issued off-market shall  be  as follows:-

(a)         the  maximum price   shall  be  an  amount equal   to  120%  of  the  Appropriate  Price (as defined in  paragraph (c)); and

(b)         the  minimum price  shall  be:

(i)	in the case of an Employee Share Scheme (as defined in paragraph (d) below), an amount equal to the price as provided for in such Employee Share Scheme, or

(ii)	in all other cases and circumstances where treasury shares are re-issued off market, an amount equal to 95% of the Appropriate Price (as defined in paragraph (c)); and

(c)
“Appropriate Price”  means, in  the  case  of  paragraph (a)  above,  the  higher of  the average share prices  determined from (i) or  (ii) below and,  in the  case of paragraph (b) above,  the  lower  of  the  average share prices  determined from (i) or  (ii) below;

(i)
the  average of the  five amounts resulting from determining whichever of the following ((A), (B) or  (C) specified below)  in relation to shares of the  class of which  such  treasury share is to be re-issued shall  be appropriate in respect of each  of  the  five  business days  immediately preceding  the  day  on  which  the treasury share is re-issued, as determined from information published by or under  the   authority  of  The  Irish   Stock   Exchange Limited reporting  the business done on  each  of  those  five  business days:-

(A)	if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(B)	if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(C)	if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and  if there shall  be  only  a bid  (but  not  an  offer) or  an  offer (but  not  a bid) price  reported, or  if there shall not  be any bid or  offer price  reported for  any particular day,  then that  day  shall  not  count as one  of  the  said  five  business days  for  the  purposes of  determining the  Appropriate Price;  if the  means of providing the  foregoing information as to dealings and  prices  by reference to which  the  Appropriate Price  is to  be  determined is altered or  is replaced  by some  other means, then the  Appropriate Price  shall  be  determined on  the basis  of  the   equivalent information  published  by  the   relevant authority  in relation to  dealings on  The Irish   Stock  Exchange Limited or  its  equivalent;

(ii)
the  average share price  determined as provided in  sub-paragraph (i) above but deleting from that  paragraph the  reference to The Irish  Stock  Exchange Limited and  inserting instead reference to  the  London Stock  Exchange and deleting from that  paragraph sub-paragraph (C) thereof and  all of  the  words appearing thereafter and  inserting instead the  following:-

“(C)	if there shall not be any dealing reported for the day, the average of the prices under the heading "Quotation" in respect of that share for the day;

and  if there shall  not  be any  Quotation reported for  any   particular day  then that  day  shall  not  count as one  of the  said  five business days  for  the  purposes of   determining  the   Appropriate  Price;    if   the   means  of   providing  the foregoing information as to dealings and  prices  by reference to which the Appropriate Price  is to be determined is altered or  is replaced by some  other means, then the  Appropriate Price  shall  be  determined on  the  basis  of  the equivalent  information  published  by  the   relevant  authority  in  relation  to dealings on  the  London Stock  Exchange or  its equivalent”;

(d)
“Employee    Share   Scheme”    means   any    scheme    or    plan    which    involves    the appropriation  or   issue   of   Ordinary  Shares  or   the   issue   of   options  to   acquire Ordinary Shares in  the  Company and  which  has  been  approved by the  Company’s shareholders in  General Meeting; and

(e)
the  Directors may  resolve  to permit the  re-issue of treasury shares to be paid  for  in a currency or  currencies other than euro and,  in  such  cases,  the  payment shall  be subject  to  the  conversion rate   or  rates  as  may  be  determined by  the  Directors in relation thereto.”

(iii)     deleting Article  138(b)(ii)  and  replacing it with  the  following new  Article  138(b)(ii):

“(ii)
The basis  of  allotment shall  be  determined by the  Directors so that,  as nearly  as may  be considered  convenient, the   value  (calculated by  reference to  the   average price)   of  the additional Ordinary Shares (excluding any  fractional entitlement) to be allotted in lieu  of any  amount of  dividend shall  equal  such  amount.   For  such  purpose the  "average price" of  an  Ordinary Share shall  be the  average of  the  daily  high  and  daily  low share prices  as derived from the  information published in  the  Irish   Stock  Exchange Daily  Official  List (where the  Directors resolve  that  the  issue  price  of  the  shares is to  be  denominated in euro) or the  Daily Official  List of the  London Stock Exchange (where the  Directors resolve that  the  issue  price  of  the  shares is to  be  denominated in  Sterling (GB) pence) reporting the  business done on  each  of  the  first  three business days  on  which  the  Ordinary Shares are  quoted "ex" the  relevant dividend.”

(iv)
deleting the   words   “at  the   same   time  be  forwarded  to  the   appropriate  officer of  the   Stock Exchange” in  Article  145  and  inserting in  their place  the  words  “be made available  as required by law and  the  rules  of  the  stock  exchanges on  which  the  Company is listed”.

10.       To consider and,  if thought fit,  to  pass  as a Special  Resolution:

That the  Articles  of  Association of  the  Company be and  are  hereby amended by deleting the  existing Article  91  and  renumbering the  Articles  of  Association and  all cross  references therein to  reflect this amendment.

For  the  Board, N.  Colgan,  Company Secretary,
42  Fitzwilliam  Square, Dublin  2.
27th  March 2012

Notes

(1)      The final  dividend, if approved, will be  paid  on  the  Ordinary Shares on  14th  May 2012.

(2)Resolution 3 is an  advisory resolution and  is not  binding on  the  Company.

(3)
In  accordance with  the  provisions of the  2010  U.K.  Corporate Governance Code,  all Directors, with  the  exception of  Mr.  K.  McGowan   who  is retiring and  is not  seeking re-election, retire  and  offer  themselves for  re-election. Biographical details  for  each  Director are  set  out  on  pages  24,  25  and  38  in  the  2011  Annual Report.

(4)
Any  member entitled to  attend, speak,  ask  questions and  vote  at  this  Meeting may  exercise   his  or  her  right to vote  by appointing one  or  more proxies.   A  member may  appoint the  Chairman or  another person, who  need not  be  a member(s) of  the  Company, as a proxy, by electronic means or  in  writing, to  vote  some  or  all of  their shares.  A proxy form is enclosed. Appointment of a proxy does  not  preclude a member from attending, speaking and  asking  questions at  the  meeting should they  subsequently wish to  do  so.

(5)
To be  valid,  proxy forms must  be  delivered in  writing, together with  any  power of  attorney or  other authority under which  it  is  signed or  a  certified copy  thereof, to  the  Company’s Registrar,  Capita   Registrars (Ireland) Limited (“Capita  Registrars”), to P.O.  Box 7117,  Dublin  2 (if delivered by post)  or to Unit  5, Manor Street Business Park,   Manor  Street, Dublin   7  (if  delivered  by  hand), not   later   than 11.00   a.m.   on  Monday,  7th   May  2012. Shareholders who wish to submit  proxies by electronic means may do so by accessing  the  Registrars’ website, www.capitaregistrars.ie and  selecting  “Shareholder Portal”.   Shareholders who do not  receive  a proxy form by post, or  who  wish to be sent  paper copies  of  documents relating to the  meeting, should contact Capita  Registrars (Tel. +353  1 810  2400).

(6)
CREST  members may  appoint one  or  more proxies through the  CREST  electronic proxy appointment service  in accordance with  the  procedures  described in  the  CREST   Manual. CREST   Personal Members or  other  CREST sponsored members who  have  appointed a  voting   service  provider(s) should refer  to  their CREST   sponsor or voting  service  provider(s), who  will be  able  to  take  the  appropriate action  on  their behalf.  Further information on CREST  procedures and  requirements is contained in the  CREST  Manual. The message appointing a proxy(ies) must  be  received by  the  Registrar (ID  7RA08)  not  later  than 11.00  a.m.  on  Monday, 7th  May  2012.    For  this purpose, the  time  of receipt will be taken to be the  time  (as determined by the  timestamp generated by the  CREST system)  from which  the  Registrar is able  to retrieve the  message by enquiry to CREST  in the  manner prescribed by  CREST. The  Company may  treat as  invalid   a  proxy instruction in  the  circumstances set  out  in  Regulation 35(5)(a)  of  the  Companies Act,  1990  (Uncertificated Securities) Regulations, 1996.

(7)
ADR holders wishing  to attend the  meeting must  obtain  a proxy form from The Bank  of New York  Mellon  (BNY), which  will enable them to  attend and  vote  on  the  business to  be  transacted.  ADR  holders may  instruct BNY  as to the  way in which  the  shares represented by their ADRs should be voted  by completing and  returning the  voting card  provided by BNY  in  accordance with  the  instructions given.

(8)
Pursuant  to   Section   134A   of   the   Companies  Act,   1963   and   Regulation  14   of   the   Companies  Act,   1990 (Uncertificated Securities) Regulations, 1996,  the  Company hereby specifies  that  only those  shareholders registered in the  Register of Members of the  Company as at 6.00  p.m.  on  Monday, 7th  May 2012  shall  be entitled to attend, speak,  ask  questions and  vote  at  the  Annual General Meeting in  respect of  the  number of  shares registered in their name at  that  time.

(9)
Pursuant to Section  133B(1)(a)  of the  Companies Act, 1963  and  subject  to any contrary provision in company law, shareholders, holding at least  3% of the  Company’s issued  share capital,  or  at least  3% of the  voting  rights, have the  right to put  an item  on the  agenda, or table  a draft resolution for  an item  on the  agenda, of a general meeting. In  the  case  of  the  2012  Annual General Meeting, the  latest  date  for  submission of  such  requests/resolutions will be  28th   March 2012.    Further information in  relation to  shareholders’ rights can  be  obtained from the  CRH website,  www.crh.com.

(10)	Shareholders entitled to attend the Annual General Meeting have the right to ask questions relating to items on the agenda.

(11)
Pursuant to  Section  138  of  the  Companies Act,  1963,  where a  poll  is taken at  the  Annual General Meeting, a shareholder, present in  person or  by proxy, holding more than one  share need not  cast  all his/her votes  in  the same  way.

(12)
A copy  of this  Notice,  an  updated copy  of the  Articles  of Association, highlighting the  proposed changes outlined in  Resolutions 9 and  10,  details  of  the  total  number of  shares and  voting  rights at  the  date  of  this  Notice,  and copies  of  documentation relating to  the  2012  Annual General Meeting, including proxy forms, are  available  on the  CRH  website,  www.crh.com. To access these  documents, select AGM  under “Equity  Investors” in the  Investors section  of  the  website.

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 7th March 2012 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH PLC

Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2.
2011 FINAL DIVIDEND - SCRIP DIVIDEND OFFER

                          Election and Mandate Form or Notice of Entitlement (see notes below)
Box A Registered holding of Ordinary Shares on 9th March 2012	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

*Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman's Letter dated 27th March 2012 (the "Circular") and the Terms and Conditions booklet should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

                                                                                                                                            HOW TO DEAL WITH THIS FORM
1    If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:
  (i)       To receive your maximum entitlement to New Shares in respect of the final dividend: take no action;
                                                          or
  (ii)      To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2 If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:
      (i)  To receive your maximum entitlement to New Shares instead of cash for the final dividend: sign and date this Form;
                                                                                                                                                                            or
      (ii) To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form;
                                                         or
     (iii)  To receive a combination of New Shares and cash in respect of the final dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form.
             The final dividend will be paid in cash in respect of the Ordinary Shares on which no election is made;
                                                                                                                                                                            or
     (iv)  To receive your total final dividend in cash: take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii), your completed Form or your notice of revocation, as the case may be, should be sent to Capita Registrars (Ireland) Limited, in the prepaid envelope provided, so as to arrive no later than 12 noon on 26th April 2012.

    To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 9th March 2012, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2011, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other Shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.
(1) Signature: ................................................................................................	(2) Signature: ................................................................................................
(3) Signature: ................................................................................................	(4) Signature: ................................................................................................
Dated:	Daytime Tel. No ......................................................................................... (in case of queries)
  Notes: 1.  All joint holders must sign.
               2.  A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
               3.  If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this Form.

All enquiries regarding this Form should be addressed to Capita Registrars (Ireland) Limited, P.O. Box 7117, Dublin 2. Tel. +353 1 8102400, Fax +353 1 8102422. Completed Forms should be sent by post (in the prepaid envelope provided) to the same address or delivered by hand to Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

CRH plc   Form of Proxy for the Annual  General  Meeting to be held on 9th May 2012

Please indicate with an “X” in the boxes below how  you wish your votes to be cast.
Resolutions to be voted on are set out in detail in the Notice of the Meeting.

CRH plc   Form of Proxy for Annual  General  Meeting

I/We the undersigned being an Ordinary shareholder/ shareholders of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting (see note 1)

.......................................................................................... as my/our  proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at
11.00 a.m. on 9th May 2012 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed  and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit. This proxy may be exercised in respect of all/_______(see note 5) shares registered  in my/our name(s).

Signed:
..........................................................................................

Date:
..........................................................................................

A Shareholder wishing to appoint a proxy by electronic  means may do so  any time up to 11.00 a.m. on 7th May 2012 by accessing the Registrar's  website, www.capitaregistrars.ie, selecting "Shareholder  Portal"  and following the instructions on the website.

Vote
For           Against                      Withheld
See Note  3
1. Consideration of financial statements and
Reports of Directors and Auditors                                                                                  [    ]              [    ]                                [    ]

2. Declaration of a dividend                                                                                                  [    ]              [    ]                                [    ]

3. Consideration of Report on Directors’ Remuneration                                                  [    ]              [    ]                                [    ]

4. Re-election of Directors:

(a)  E.J. Bärtschi                                                                                                                  [    ]              [    ]                                [    ]

(b)  M.C. Carton                                                                                                                  [    ]              [    ]                                [    ]

(c)  W.P. Egan                                                                                                                     [    ]              [    ]                                [    ]

(d)  U-H. Felcht                                                                                                                   [    ]              [    ]                                [    ]

(e)  N. Hartery                                                                                                                     [    ]              [    ]                                [    ]

(f)   J.M. de Jong                                                                                                                [    ]              [    ]                                [    ]

(g)  J.W. Kennedy                                                                                                             [    ]              [    ]                                [    ]

(h)  M. Lee                                                                                                                          [    ]              [    ]                                [    ]

(i)   H.A. McSharry                                                                                                            [    ]              [    ]                                [    ]

(j)   A. Manifold                                                                                                                 [    ]              [    ]                                [    ]

(k)  D.N. O'Connor                                                                                                             [    ]              [    ]                                [    ]

(l)   M.S. Towe                                                                                                                    [    ]              [    ]                                [    ]

5. Remuneration of Auditors                                                                                                [    ]              [    ]                                [    ]

6. Disapplication of pre-emption rights                                                                              [    ]              [    ]                                [    ]

7. Authority to purchase own Ordinary Shares                                                                [    ]              [    ]                                [    ]

8. Authority to re-issue Treasury Shares                                                                          [    ]              [    ]                                [    ]

9. Amendments to Articles of Association (1)*                                                               [    ]              [    ]                                [    ]

10. Amendments to Articles of Association (2)*                                                             [    ]              [    ]                                [    ]

*See Shareholder Circular dated 27th March 2012 for explanation of changes to the
Articles of Association proposed in resolutions 9 and 10.

   Notes on completing  proxy form:
       1.   If it is desired to appoint another person as proxy the words “the duly appointed Chairman             Capita Registrars (Ireland) Limited, at P.O. Box 7117, Dublin  2 (if delivered by post) or at
             of the Meeting”  should be deleted and the name of the proxy, who need not be a                              Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand) not
             Shareholder of the Company, inserted instead. A Shareholder may appoint one or more                    later than 11.00 a.m. on 7th May 2012. A proxy may also be appointed electronically as
             proxies. If you would like to appoint more than one proxy, please contact the Company’s                 explained above.
             Registrars, Capita Registrars (Ireland) Limited, to receive an additional proxy form.                       5.   If a proxy is not to have the authority to vote all shares registered  in the name of the
       2.   Details in relation to Directors retiring at the 2012 Annual General Meeting and seeking                    Shareholder, the Shareholder should specify the number of shares which may be voted
             re-election are set out in the Chairman's Statement and in the Directors' Report in the                         by the proxy, where indicated above. Where the number of shares is not inserted, a
     2011 Annual Report. This Report and other documentation relating to the 2012 Annual                     proxy will be deemed to have authority to vote all of the shares registered  in the
     General Meeting (including the Notice of the Annual General Meeting) are available on                    Shareholder's name.
     the CRH website, www.crh.com.                                                                                                               6.   CREST members wishing to appoint a proxy electronically should refer to the notes to
3.  Please indicate how you wish your proxy to vote by placing an “x” in the appropriate box.       the Notice of the Annual General Meeting.
     A proxy is required to vote in accordance with any instructions given to him/her. The Vote       7.   Where the appointer is a body corporate this form must be under seal or under the
     Withheld option is provided to enable you to abstain on any particular resolution. It                         hand of a duly authorised officer or attorney.
     should be noted, however, that it is not a vote in law and will not be counted in the                     8.   In joint accounts the names of all joint holders should be stated. However, the vote of
     calculation of the proportion of the votes for and against the resolution. Unless otherwise               the senior shall be accepted to the exclusion of the votes of the other registered holders
     directed, and in respect of any other resolutions moved during the Meeting, the proxy will               of the shares and for this purpose seniority shall be determined by the order in which
     vote as he/she thinks  fit or abstain from voting.                                                                                         the names stand in the Register of Members.
      4.   This form of proxy together with the power of attorney or other authority, if any, under               9.   The return of a proxy form will not preclude any member from attending the Meeting,
             which it is signed or a certified copy thereof must be received by the Company's Registrars,            speaking, asking questions and voting in person should he/she wish to do so.

CRH plc                   Annual  General  Meeting 2012                                    Holder Ref:

Royal Marine  Hotel, Marine  Road, Dun Laoghaire, Co. Dublin,
9th May 2012 at 11.00 a.m.

Attendance Form Ordinary  Shareholders

Please do not post this section of the form  but present it personally to gain admittance to the meeting

                                                                                                                 Signature:
                                                                                                                                                                                                            ..........................................................................................

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date   28 March, 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director